October 12, 2018

Desmond Wheatley
Chief Executive Officer
Envision Solar International, Inc.
5660 Eastgate Dr.
San Diego, California 92121

       Re: Envision Solar International, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 24, 2018
           File No. 333-226040

Dear Mr. Wheatley:

       We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2018 letter.

Form S-1/A filed September 24, 2018

Prospectus cover, page i

1. Please include the disclosure provided in response to prior comment 2 on the prospectus cover where you refer to the reported price of your securities.
Growth Strategy, page 4

2. Please tell us how the $20 million contract value was estimated. Also tell us whether the contract amount is binding or can be cancelled.
 Desmond Wheatley
FirstName LastNameDesmond Wheatley
Envision Solar International, Inc.
Comapany NameEnvision Solar International, Inc.
October 12, 2018
October 12, 2018 Page 2
Page 2
FirstName LastName
If we fail to establish..., page 21

3. We note your response to prior comment 4. Please revise your disclosure here regarding
         "certain provisions of the Sarbanes-Oxley Act" to clarify which provisions of that Act you mean.
Documents Incorporated by Reference, page 95

4. We note your response to prior comment 6; however, if you are eligible to incorporate documents by reference and elect to do so, please specifically list in your documents incorporated by reference all reports filed pursuant to Section 13(a) or 15(d) of the
         Exchange Act or proxy or information statements filed pursuant to
Section 14 of the
         Exchange Act since the end of the fiscal year covered by the annual report that you incorporated pursuant to Form S-1 Item 12(a)(1). See Form S-1 Item 12(a)(2). Also, it is
         unclear how the authority you cite in your response permits you to incorporate by reference the last two documents that you mention in the second bullet point or the document mentioned in the third bullet point; please revise or advise. Undertakings, page II-7

5. Please provide the undertakings required by Regulation S-K Item 512(b) and (i). Also, ensure that all undertakings you provide are in the form required by Regulation S-K Item
         512.
Exhibits

6. Please file an opinion of counsel as to the legality of all securities included in the fee table of your registration statement. Note also that the opinion should address whether the shares will, when sold, be legally issued, fully paid and non-assessable; it is unclear whether the first sentence of the fourth paragraph of exhibit 5.1 is addressing when the securities will be sold in this offering.
7. We note that exhibit 5.1 refers to reliance upon statements and representations of
         "others." Please tell us who provided those statements and representations and why the assumptions regarding those facts are necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5). Also, from the fifth paragraph of the opinion, it is unclear what certificates affect the opinion required by Regulation S-K Item 601(b)(5) and why the assumption is necessary and appropriate. Please file a revised opinion or advise.
General

8. We may have further comment after you provide all required disclosures, including exhibits and a description of the securities being offered, in response to prior comment 1.
         Also, please tell us when you plan to file a preliminary proxy statement concerning the reverse stock split mentioned in your response.
 Desmond Wheatley
Envision Solar International, Inc.
October 12, 2018
Page 3

      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.



                                                        Sincerely,
FirstName LastNameDesmond Wheatley
                                                        Division of Corporation
Finance
Comapany NameEnvision Solar International, Inc.
                                                        Office of Electronics
and Machinery
October 12, 2018 Page 3
cc:       Mark Richardson
FirstName LastName